A-1
6-10-2003

SE  COMMISSION
549

03054342

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Downer & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 Congress Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Munnell 617-482-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wallace Niedzwiecki
(Name – *if individual, state last, first, middle name*)

84 Andrew Lane	Holliston	MA	01746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT
CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

DATE--DECEMBER 31, 2002

DOWNER & COMPANY, LLC
(Name of Respondent)

211 Congress Street, Boston, Massachusetts 02110
(Address of Principal Executive Office)

Charles W. Downer
Managing Director
Downer & Company, LLC
211 Congress Street
Boston, Massachusetts 02110
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

DOWNER & COMPANY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS

Wallace Niedzwiecki

Certified Public Accountant
84 Andrew Lane, Holliston, MA 01746
(508) 429-1919
wncpa@mindspring.com

INDEPENDENT AUDITOR'S REPORT

The Partners of Downer & Company, LLC
Downer & Company, LLC
211 Congress Street
Boston, MA 02110

I have audited the accompanying statements of financial position of **Downer and Company, LLC** as of December 31, 2002 and 2001, and the related statements of income and partners' equity, and statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Downer and Company, LLC** as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on pages 7-9 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 15c3-1, 15c3-3, and 17a-5(d)(4) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in my audit of the financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Wallace Niedzwiecki

February 20, 2003

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DOWNER & COMPANY, LLC

DECEMBER 31, 2002

The Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," as it is exempt from Rule 15c3-3 under the provisions of paragraph (k) of that Rule at December 31, 2002

STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DOWNER & COMPANY, LLC

December 31, 2002

The computation of net capital under Rule 15c3-1 included in this audited report reflects net capital of $ 130,652. The computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing as of December 31, 2002, and its reconciliation to the audited report, is as follows:

(1) Company's unaudited computation of net capital	$	134,603
(2) Increase in current liabilities	$	3,951
(3) Company's audited computation of net capital	$	130,652